Room 4561

	October 25, 2005

Mr. John H. Lowry III
Vice President, Chief Financial Officer,
	Treasurer and Secretary
Catuity Inc.
2711 East Jefferson Avenue
Detroit, Michigan 48207

Re:	Catuity Inc.
	Registration Statement on Form S-3 filed September 26, 2005
	File No. 333-128600

Form 10-K for fiscal year ended December 31, 2004
Form 10-QSB for fiscal quarter ended March 31, 2005
Form 10-QSB for fiscal quarter ended June 30, 2005
File No. 0-30045

Dear Mr. Lowry:

      This is to advise you that we have limited our review of the above filings to the matters addressed in the comments below. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. Please respond to our comments on the periodic reports no later than 10 business days from the date of this letter. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to
assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of
our review.   Feel free to call us at the telephone numbers listed
at
the end of this letter.

Form S-3

1. We note your disclosure regarding the consummation of your acquisition of Loyalty Magic on September 1, 2005. It does not appear that you have provided financial statements or pro forma financial information for Loyalty Magic pursuant to Item 9.01 of Form
8-K in your Forms 8-K filed on September 7 and 9, 2005. Please advise us of your requirements under Item 9.01. Please also note that unless Rule 310(c)(3)(iv) of Regulation S-B is available your registration statement will not be declared effective until the financial information required by Rule 310(c) is provided. If applicable, please provide us your analysis with respect to the availability of Rule 310(c)(3)(iv). Please also see the Instruction to Item 9.01 of Form 8-K and Interpretation S.21 of our July 1997 Manual of Publicly Available Telephone Interpretations for additional guidance.

Selling Stockholders, page 8

2. Please disclose the natural persons who exercise the voting and/or
dispositive powers with respect to the securities to be offered for
resale by your selling stockholders that are non-reporting
entities.
Please see Interpretation I.60 of our July 1997 Manual of Publicly Available Telephone Interpretations and Interpretation 4S of the Regulation S-K portion of the March 1999 Supplement to our July 1997
Manual of Publicly Available Telephone Interpretations.

3. It does not appear that any selling stockholder is a registered broker-dealer. Please confirm. Please disclose whether any selling stockholder is an affiliate of a registered broker-dealer. If a selling stockholder is an affiliate of a registered broker-dealer, please expand the prospectus disclosure to indicate whether such selling stockholders acquired the securities to be resold in the ordinary course of business. Also indicate whether at the time of the acquisition such selling stockholders had any agreements, understandings or arrangements with any other persons, either directly or indirectly, to dispose of the securities.

4. Pursuant to Item 601(b)(1)(i)(A) of Regulation S-B, please incorporate by reference or file the subscription agreements and purchase agreement that you have entered into with your selling stockholders as exhibits to your registration statement. We note that you have filed various registration rights agreements.

5. Please clarify your use of the designation "atf" with respect to certain selling stockholders.

Where You Can Find More Information, page 12

6. Please update our contact information.

Incorporation by Reference, page 12

7. It appears that you have filed a Form 8-K subsequent to the filing of your registration statement. Please revise to incorporate by reference all filings required by Item 12 of Form S-3.

Item 16. Exhibits

8. We note that counsel`s opinion on the legality of the shares subject to the registration statement is limited to federal laws and the laws of Michigan, but that you are subject to Delaware law with respect to the issuance of your securities. Item 601(b)(5) of Regulation S-B contemplates an opinion as to the legality of the securities being sold without qualification. We believe that all lawyers are capable of opinions on the Delaware General Corporation
Law, but counsel cannot include any sort of jurisdictional qualification in their opinion. Please revise. Please also see
Section VIII.A.14 of our Current Issues and Rulemaking Projects Outline dated November 14, 2000.

Form 10-K for Fiscal Year Ended December 31, 2004

Item 9A. Controls and Procedures

9. Your disclosure suggests that your disclosure controls and procedures are effective, but only to the extent that information required to be disclosed is recorded, processed, summarized and reported within the time periods specified by the Commission`s rules and forms. This text does not address the effectiveness of your disclosure controls and procedures with respect to whether information required to be disclosed by you in the reports that you file or submit under the Exchange Act is accumulated and
communicated
to your management, including your principal executive and
principal
financial officers, to allow timely decisions regarding required disclosure. We note similar disclosure in your subsequent interim reports. Please confirm whether your disclosure controls and procedures as of December 31, 2004, March 31, 2005 and June 30, 2005
are effective with respect to the foregoing requirement and whether you will note this comment with respect to preparing reports. Please see Rule 13a-15(e) of the Exchange Act for additional guidance.

10. We note your qualifying statement that your disclosure controls and procedures are effective "in all material respects." Please confirm whether your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that your chief executive officer and chief financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level. In the alternative, remove the qualification to your disclosure controls and procedures. Please refer to Section II.F.4 of Release No. 33-8238 for additional guidance.

11. We note your disclosure that "there have been no significant changes in [your] internal controls or in other factors that could significantly affect internal controls subsequent to the date [you] carried out your evaluation." Please note that Items 308 of Regulations S-K and S-B require the disclosure of "any" change in your internal control over financial reporting that occurred during your "last fiscal quarter" that has "materially affected, or is reasonably likely to materially affect," your internal control over financial reporting. We note similar disclosure in your subsequent interim reports. In light of the foregoing, please advise us with respect to changes in your internal control over financial reporting for the quarter ended December 31, 2004, March 31, 2005 and June 30,
2005 and whether you will note this comment with respect to preparing reports.


*              *              *              *


      As appropriate, please amend your filings in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Act and
Exchange Act and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert the staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of your registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act and the Exchange
Act as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Daniel Lee at (202) 551-3477 with any questions. If you need further assistance, you may contact me at
(202) 551-3735.

	Sincerely,


	Barbara C. Jacobs
	Assistant Director